Lodging Media, Inc. Rua Leopoldo Miguez, 159, Rio de Janeiro, RJ, Brazil, 22060-020

August 7, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Barbara C. Jacobs Assistant Director

Dear Sirs:

Re:	Lodging Media, Inc. ("the Company")
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-186482
Filed March 14, 2013

We write with refererence to your letter to the Company dated April 3, 2013 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response:           We have updated the registration statement to include the Company’s financial information for the 6 month period ended April 30, 2013.

Risk Factors, page 11

General

2.
We note the revisions made in response to prior comment 4. Please revise to clarify that your reporting obligations pursuant to Section 15(d) will be suspended while you have a class of securities registered under Section 12 or, if on the first day of any fiscal year other than the year in which a Securities Act registration statement becomes effective, you have fewer than 300 record holders of the class of securities offered under the Securities Act registration statement. For guidance, see Small Business and the SEC, available on our website at http://www.sec.gov/info/smallbus/qasbsec.htm.

Response:           We have updated our disclosure as requested.

3.
We note your response to prior comment 7 and are unable to agree with your analysis. Given that you have not yet begun operations and may not provide listings on a global scale for some time, it is unclear why potential conflicts between your executive officers and your company are not material. Please provide further analysis.

Response:           We have included a risk factor addressing potential conflicts of interest related to the business activities of our executive officers.

Description of Business

Market Opportunity, page 29

4.
We refer to prior comment 9. You state that you will market your website to property owners "from around the world." Please identify the specific regions in which you intend to provide short term for-rent-by-owner listings.

Response:           We have updated our disclosure as requested.  We intend to focus our initial marketing efforts on the Brazilian market.  Because our audience will consist of travelers seeking accommodation in Brazil, we expect to attract users from a wide range of locations outside Brazil.  As a result, we anticipate that users of our website will seek to list properties outside of Brazil on our website.  We do not intend to limit our rental offerings to any particular country or region.

Yours truly,

LODGING MEDIA, INC.

Per:	/s/ Joao Neto
Joao Neto, President